UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

30 November 2006
Number 33/06

BHP BILLITON APPROVES REVISED COSTS FOR
RAVENSTHORPE NICKEL PROJECT

BHP Billiton announced today the approval of increased capital costs for the Ravensthorpe Nickel Project to a total budget of US$2.2 billion.

Lower than expected labour productivity and late delivery of some materials and equipment at Ravensthorpe means that the target date for first metal ex-Yabulu from Ravensthorpe is now first quarter calendar year 2008.

President Stainless Steel Materials Jimmy Wilson said while market conditions had led to the increased capital costs, the project was still well positioned to deliver positive results.

"At the time the original cost estimate for Ravensthorpe was prepared, the current tightness and cost escalation for labour and materials, which are especially severe in Western Australia, were not apparent.

"Production is eagerly sought in a market which requires additional nickel units to keep pace with continuing strong demand. Ravensthorpe and the expanded production from Yabulu are well placed to meet part of this demand," Mr Wilson said.

The design of Ravensthorpe benefits from an extensive understanding of existing nickel acid leach operations. The design and much of the equipment and materials have undergone extensive pilot plant testing. Scale-up factors are conservative by normal industry standards.

"We have done a lot of work to ensure that the plant will operate as designed, and that we can ramp up production at a rate which will enable nickel to be delivered to customers as early as possible," Mr Wilson said.

Construction at Ravensthorpe is now approximately 73 percent complete with engineering and procurement activities now finalised and offsite fabrication 97 percent complete. The Yabulu refinery expansion is approximately 87 percent complete and on schedule for mechanical completion by the end of calendar year 2006.

Ravensthorpe Nickel is an integrated mine and primary processing facility now under construction at Ravensthorpe, Western Australia, located 570 kilometres by road from Perth and 155 kilometres west of Esperance.

The project involves open pit mining from three adjacent ore bodies, and a hydrometallurgical process plant to treat both limonite and saprolite ores to produce up to 50,000 tonnes per annum of contained nickel and 1400 tonnes of contained cobalt in a mixed intermediate product for further processing at BHP Billiton's Yabulu nickel refinery in Queensland, Australia.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 30 November 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary